[Letterhead of Paul Hastings LLP]

September 24, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Cara Wirth

Re:	Seaport Global Acquisition Corp.
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A Filed September 15, 2021
File No. 001-39741

On behalf of our client, Seaport Global Acquisition Corp. (the “Company”), we set forth below the Company’s response to the letter, dated September 23, 2021, containing the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Preliminary Proxy Statement on Schedule 14A filed by the Company on September 15, 2021 (the “Proxy Statement”).

In order to facilitate your review, we have restated the Staff’s comment in this letter, and we have set forth the Company’s response immediately below the Staff’s comment.

In addition, the Company has revised the Proxy Statement and is filing a third amendment to the Proxy Statement (the “Amendment”) concurrently with this letter. The page numbers in the text of the Company’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment. Statements made with respect to the Company and Redwood Intermediate, LLC (“Redbox”) are made based on representation made to us by them.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A Filed September 15, 2021

Interests of Redbox Directors and Executive Officers in Business Combination, page 207

1.	Staff Comment: Your disclosures on page 207 indicate that Redwood's named executive officers and directors have been granted RSUs and PSUs. Also, the disclosure in Note 10 to Redwood Intermediate LLC's audited financial statements and Note 9 to its interim financial statements also indicates that this entity had potentially dilutive securities outstanding during all periods presented. Please revise the notes to Redwood Intermediate LLC's interim and audited financial statements to include the disclosures required by ASC 718-10-50, as applicable, with respect to stock-based compensation grants. Alternatively, please explain why you do not believe these disclosures are required.

Securities and Exchange Commission

September 24, 2021

Response: The Company respectfully acknowledges the Staff’s comment.  As noted in the Staff’s comment, Redbox’s named executive officers and directors have been granted RSU’s and PSU’s.  RSU’s are subject to continuing employment and, generally, are scheduled to vest in five equal installments on the first five anniversaries of the grant date.  Redbox recognizes non-cash stock compensation expense related to RSU’s on a graded vesting basis over the related vesting periods based on the grant-date fair value of the underlying awards, net of forfeitures.  For the years ended December 31, 2020, 2019 and 2018, Redbox recorded stock compensation expense of $16,000, $156,000 and $97,000, respectively.  For the six months ended June 30, 2021 and 2020, Redbox recognized stock compensation expense of $716,000 and $13,000, respectively.  The vesting for PSU’s is subject to continued employment and is also contingent upon achieving specified levels of performance.  Redbox generally recognizes stock compensation expense for its PSU awards ratably over the performance period based on management’s judgment of the likelihood that performance measures will be attained.  As the performance requirements for the PSU awards have not been met, no compensation expense has been recognized for each of the periods presented.  As noted on page 207, in anticipation of the business combination, the PSUs will be amended effective as of the consummation of the business combination such that the number of PSUs specified in the participant’s award agreement shall vest in four installments of 25% on each of the 6-, 12-, 18- and 24- month anniversaries of the consummation of the business combination, subject to the executive’s continued employment with Redbox on each such vesting date; provided, that 100% of the PSUs shall become vested if, upon any Measurement Date, the Apollo Holders have achieved a MOIC of at least two (2x).

As stock compensation expense was not material for each of the periods presented, Redbox did not include in its financial statements the disclosures required under ASC 718-10-50.  Redbox and the Company will continue to evaluate their share-based compensation awards, and to the extent they should become more significant, Redbox and the Company will provide the appropriate disclosures required under ASC 718-10-50 in their future filings.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact the undersigned (by telephone at (212) 318-6499 or by email at franklopez@paulhastings.com).

Sincerely,

Frank Lopez

Securities and Exchange Commission

September 24, 2021

VIA E-MAIL

cc:	Robert Shapiro
Linda Cvrkel
Cara Wirth
Dietrich King
Securities and Exchange Commission

Stephen C. Smith
Jay Burnham
Seaport Global Acquisition Corp.

Carl R. Sanchez
James M. Shea, Jr.
Paul Hastings LLP

Brian M. Janson
Paul, Weiss, Rifkind, Wharton & Garrison LLP